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                                                                EXHIBIT 99.(a)-6

                              [NITCHES LETTERHEAD]

                             FOR IMMEDIATE RELEASE

Subject: Nitches, Inc. today announced its offer to purchase up to 1,000,000 shares of its outstanding common stock at a price of $4.00 per share.

Contact:  Steven P. Wyandt (619) 625-2633

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     SAN DIEGO, California, August 11, 1998--Nitches, Inc. (NASDAQ-NICH)
announced today that it will make a tender offer for up to 1,000,000 shares of its outstanding common stock at a price of $4.00 per share. The offering period will commence on August 18, 1998 and will remain open until 5:00 p.m. E.S.T.
on September 16, 1998.